June 16, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn:	Michael Purcell and Kevin Dougherty

Re:	USA Rare Earth, Inc.

Registration Statement on Form S-1

Filed May 20, 2025

File No. 333-287411

Dear Mr. Purcell / Mr. Dougherty:

On behalf of USA Rare Earth, Inc. (the “Registrant”), we are writing to submit the Registrant’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 10, 2025 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-1, filed on May 20, 2025 (the “Registration Statement”).

The Registrant has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects the Registrant’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Registrant’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1 filed May 20, 2025

Risk Factors

Risks Relates to the Offering by the Selling Stockholder, page 30

1.	We note your Risk Factor “Sales of a substantial number of our securities in the public market by the Selling Stockholder...” and request you expand your disclosure to reflect the number of shares being registered for sale/resale in the Registration Statement on Form S-1 (File No. 333-287410), filed on May 20, 2025, as well as any related risks from the concurrent offerings.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 30-33 of Amendment No. 1.

General

2.	Please note we cannot take this filing effective until the Required Approval for issuance of more than 20% of the shares of common stock outstanding is obtained.

Response: The Registrant acknowledges the Staff’s comment.

United States Securities and Exchange Commission
June 16, 2025

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Joshua Ballard, Chief Executive Officer of USA Rare Earth, Inc and USA Rare Earth, LLC